U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Nuveen Managed Account Pooled Shares Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 West Wacker Drive, Chicago, Illinois 60606

Telephone Number (including area code):

(312) 917-7700

Name and address of agent for service of process: Jessica R. Droeger, Vice President and Secretary, 333 West Wacker Drive, Chicago, Illinois 60606 with copies to Thomas S. Harman, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, DC 20004.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒   Yes     ☐   No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Chicago, and state of Illinois on the 28th day of February, 2007.

Nuveen Managed Account Pooled Shares Trust

By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman,
Chief Administrative Officer

Attest:	/s/ Virginia L. O’Neal
Virginia L. O’Neal
Assistant Secretary